Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

January 21, 2015

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:         TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Collins Long/Short Credit Fund

Dear Mr. Gregory:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of December 30, 2014 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 469 to its registration statement, filed on behalf of its series, Collins Long/Short Credit Fund (the “Fund”).  PEA No. 469 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on November 14, 2014 for the purpose of adding the Fund as a new series of the Trust.  The Trust is filing this correspondence with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, your comments are included in bold typeface immediately followed by the Trust’s response.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

General Comments

1.	Staff Comment: Throughout the Prospectus and Statement of Additional Information (“SAI”), please complete all information that is missing or incomplete.

Response:  The Trust responds by making the requested revisions.

2.	Staff Comment: Please define and use terms consistently throughout the Prospectus and SAI (e.g., Pinebank, Sub-Adviser, good order).

Response:  The Trust responds by defining and using terms consistently throughout the Prospectus and SAI.

3.
Staff Comment: Please consider the adequacy of disclosure to shareholders in light of risks due to recent events in fixed income markets and the potential impact of tapering of quantitative easing and/or rising interest rates and the potential for periods of volatility and increased redemptions.  Please consider the appropriate manner of communicating any risks to shareholders, e.g., the Prospectus and shareholder reports.  The Staff references IM Guidance Update No. 2014-01.

Response:  The Trust responds by supplementally stating it has reviewed IM Guidance Update No. 2014-01 and believes the risks associated with fixed-income securities, in light of recent market events, are adequately addressed and disclosed to shareholders.

PROSPECTUS

Summary Section – Fee Table – Maximum Deferred Sales Charge

4.
Staff Comment: Please revise the parenthetical following the caption “Maximum Deferred Sales Charge” to state “as a percentage of the lower of the original purchase price or the net asset value at redemption”.  The Staff refers the registrant to the second sentence of the paragraph captioned “Investments of $1,000,000 or More” on page 21.

Response:  The Trust responds by making the requested revision.

Summary Section – Fee Table – Other Expenses

5.
Staff Comment: Please delete footnote 1 as it is not required or permitted.  The registrant may insert sub-captions in the expense table under “Other Expenses” if the shareholder servicing fee referenced in footnote 1 represents one of the three largest expenses comprising “Other Expenses.”

Response:  The Trust responds by deleting footnote 1.

Summary Section – Fee Table – Other Expenses/Percentages

6.
Staff Comment: For clarity, please consider offsetting the presentation of the percentage amounts for “Dividends and Interest Expense on Short Positions” and “Remainder of Other Expenses” from the other percentage figures.

Response:  The Trust responds by making the requested revisions.

7.
Staff Comment: If the registrant expects acquired fund fees and expenses (“AFFE”) of less than 0.01%, please delete the caption from the Fee Table.  If AFFE will exceed 0.01%, please remove the last sentence from footnote 2 to a new footnote and state that AFFE is based on estimated amounts for the Fund’s current fiscal year.

Response:  The Trust responds by confirming supplementally that if AFFE exceeds 0.01%, it will remove the last sentence of footnote 2 and add the following footnote:

“Because the Fund is new, Acquired Fund Fees and Expenses (“AFFE”) are based on estimated amounts for the Fund’s current fiscal year.”

Summary Section – Expense Example

8.	Staff Comment: Please supplementally confirm that the Fund’s expenses used to calculate the Expense Example figures only include fee waivers for Year 1 or the term of the waiver.

Response:  The Trust responds by confirming supplementally that the expense example only includes fee waivers for the term of the waiver (i.e., through January 29, 2018).

Summary Section – Principal Investment Strategies and Risks

9.
Staff Comment: Please revise the disclosure to briefly describe the mechanics of a long/short credit strategy and how it will achieve the Fund’s investment objective.  In addition, please disclose the maximum extent to which the Fund will engage in short sales (e.g., as a percentage of the Fund’s net assets).  In the risk factor “Short Sales Risk,” please include a discussion of the costs associated with short sales.

Response:  The Trust responds by adding the following disclosure to the Summary Section of the Prospectus under the caption “Principal Investment Strategies” beginning on page 2:

“The Fund’s investment strategy involves taking both long and short positions in a variety of Credit-Related Instruments based on the perception of such securities being overvalued or undervalued and desire to lessen exposure to general market risk.  In making decisions to “sell short” a Credit Related Instrument, many factors may be considered, including whether a security’s price target has been met, whether there has been an overvaluation of the issuer by the market, and whether there has been a clear deterioration of future earnings power.  The Fund’s long/short exposure will vary over time based on the assessment of market conditions and other factors.  In general, it is anticipated that the Fund’s portfolio will not be more than 100% short.”

The Trust further responds by revising “Short Sales Risk” as follows (changes shown in underline):

“Short Sales Risk.  The risk of loss if the value of a security sold short increases prior to the delivery date, since the Fund must pay more for the security than it received from the purchaser in the short sale.  Therefore, the risk of loss may be unlimited.  In addition, the Fund must pay any dividends or interest payable that accrues on a security sold short until it is replaced.”

Summary Section – Principal Investment Strategies and Risks – Floating and Adjustable Rate Securities

10.
Staff Comment: If the Fund will invest in floating and adjustable rate securities, please include such securities in the definition of Credit-Related Instruments, including in the first sentence under “Principal Investment Strategies” on page 2 of the Prospectus.  Please also include a related risk factor if significant.

Response:  The Trust responds by revising the Principal Investment Strategies disclosure on page 2 of the Prospectus to read as follows (changes shown in underline):

“Credit-Related Instruments include corporate bonds, debt securities and other fixed income instruments issued by various U.S. and non-U.S. governments (including their agencies or instrumentalities) and private-sector entities, exchange-traded notes (“ETNs”), distressed debt securities, bank loan participations, mortgage-backed and asset-backed securities and variable and floating rate securities.”

The Trust further responds stating supplementally that the Fund’s investments in variable and floating rate securities are not expected to be significant.  Accordingly, a separate risk factor is not added to the Prospectus.

Summary Section – Principal Investment Strategies and Risks – Other Instruments

11.
Staff Comment: The disclosure on page 2 of the Prospectus indicates the Fund may invest in “other instruments” that are linked to Credit-Related Instruments.  Please clarify the meaning of such terms, such as derivatives that are linked to Credit-Related Instruments.

Response:  The Trust responds by revising the Principal Investment Strategies disclosure on page 2 of the Prospectus to read as follows (changes shown in underline):

“In addition to direct investments in Credit-Related Instruments and derivative instruments that are linked to Credit-Related Instruments, the Fund may invest in shares of other investment companies that invest in Credit-Related Instruments and derivative instruments that are linked to Credit-Related Instruments, including shares of exchange-traded funds (“ETFs”) or closed-end funds.”

Summary Section – Principal Investment Strategies and Risks
SAI – Investment Policies, Strategies and Associated Risks

12.
Staff Comment: Please clarify the disclosure to confirm whether the Fund is non-diversified.  Please make conforming changes, including risk factors.  The Staff notes that Investment Restriction 6 indicates the Fund will be diversified.

Response:  The Trust responds by supplementally confirming the Fund will be non-diversified. Accordingly, brackets have been removed from the applicable disclosure throughout the Prospectus and SAI.  Additionally, Fundamental Investment Restriction 6 has been revised as follows (changes shown in underline):

“6.
with respect to 50% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase, (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities of the issuer (this restriction does not apply to investments in the securities of the U.S. Government, or its agencies or instrumentalities, or other investment companies);”

Technical Terms and Paragraph Structure

13.
Staff Comment: Please avoid the use of technical terms, industry jargon and long sentences.  The Staff notes the description of the Adviser and Sub-Adviser methods are technical and difficult to understand.  We note the use of the following terms on page 2 such as “top-down,” “bottom-up,” “event-driven,” and “generate returns from market trends.”  We also note on page 7 the terms “identifiable catalysts,” “active position monitoring” and “dislocation.”  Please review and revise in accordance with plain English.  The Staff references IM Guidance Update No. 2014-08.

Response:  The Trust responds by revising certain disclosure to avoid the use of technical terms, industry jargon and long sentences.  The Trust further responds by respectfully declining to revise or remove the terms “top-down,” “bottom-up,” “event-driven,” and “generate returns from market trends.”  The Trust notes that such terms are widely accepted as standard disclosure, and are not overly technical, and, in some cases, have been suggested for use by the Staff in its comments to other open-end mutual funds with respect to the description of a fund’s investment strategies (see, for example, Comment 2 in the Target Portfolio Trust correspondence with the Staff dated September 25, 2014, and Comment 9 in the Northern Lights Fund Trust III correspondence with the Staff dated September 3, 2014.)

Summary Section – Principal Risks - High Yield Fixed Income Securities

14.
Staff Comment: Please rename the risk factor “High Yield Fixed Income Securities” to “High Yield Securities.”  The Staff notes that a significant amount of variable and floating rate band and leveraged loan issuers are rated below investment grade but are not fixed income securities.

Response:  The Trust responds by making the requested revision.

Summary Section – Principal Risks – Derivatives Risk

15.
Staff Comment: Please consider adding the risk of mispricing and improper valuation and the risk that investing in derivatives may cause the Fund to lose more money than the principal amount invested in such instruments.  In addition, please include counterparty risk in the list of risks associated with credit default swaps (“CDSs”) and make conforming changes in the SAI.

Response:  The Trust responds by revising Derivatives Risk on page 4 of the Prospectus:

“Derivatives Risk.  Derivatives, including futures contracts, options, options on futures contracts, swap agreements and credit default swaps, may be more volatile than investments directly in the underlying securities, involve additional costs, may involve a small initial investment relative to the risk assumed, and may cause the Fund to lose more money than the principal amount invested in such instruments.  In addition, Derivatives also involve the risk of mispricing or improper valuation, and the value of a Derivative may not correlate perfectly to the underlying financial asset, index or other investment or overall securities markets.  Specific types of Derivatives are also subject to a number of additional risks, such as:”

The Trust also responds by revising the list of risks associated with CDSs as follows (changes shown in underline):

“Credit Default Swap Risk.  Credit default swaps are subject to general market risk, liquidity risk and counterparty credit risk.  If the Fund is a buyer in a credit default swap agreement and no credit event occurs, then it will lose its investment.  If the Fund is a seller in a credit default swap and an event of default occurs, there may be a loss of value to the Fund.”

The Trust further responds by adding the following risk disclosure to the SAI:

“Counterparty Credit Risk
The Fund will be subject to counterparty credit risk with respect to its use of swap contracts and other derivative and short sale transactions. If a counterparty to a derivatives contract becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the Fund may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. To partially mitigate this risk, the Adviser or a Sub-Adviser will seek to effect derivative transactions only with counterparties that it believes are creditworthy. However, there is no assurance that a counterparty will remain creditworthy or solvent.”

Summary Section – Principal Risks – Investment Companies and ETF Risk

16.	Staff Comment: Please include the risk that ETFs may trade at a discount or premium to NAV.

Response:  The Trust responds by making the requested revision.

Summary Section – Principal Risks – Asset-Backed Securities

17.	Staff Comment: If appropriate, please consider including extension risk to the risk factor “Asset-Backed and Mortgage-Backed Securities Risk.”

Response:  The Trust responds by revising the risk factor “Asset-Backed and Mortgage-Backed Securities Risk” to include extension risk as follows:

“Asset-Backed and Mortgage-Backed Securities Risk.  Asset-backed and mortgage-backed securities are subject to risk of prepayment.  These types of securities may also decline in value because of mortgage foreclosures or defaults on the underlying obligations.  Asset-backed and mortgage-backed securities are also subject to extension risk, the risk that rising interest rates could cause prepayments to decrease, extending the life of asset-backed and mortgage-backed securities with lower payment rates.”

Summary Section – Principal Risks – Leverage

18.	Staff Comment: Please consider including reverse repurchase agreements in the list of securities in the risk “Leverage Risk.”

Response:  The Trust responds by making the request revision.

Summary Section – Derivatives

19.
Staff Comment: The disclosure indicates the Fund may engage in derivative instruments.  Please supplementally confirm to the Staff that the Fund will set aside an appropriate amount of segregated assets in conformity with Staff guidance.  With respect to CDSs, please confirm the Fund will set aside the full notional value of CDSs to cover such obligations.  The Staff references Investment Company Act Release No. IC-10666.

Response: The Trust responds by confirming supplementally that the Fund will set aside an appropriate amount of segregated assets in conformity with Staff guidance, and that the Fund will cover the full notional value of credit default swaps.

Summary Section – Performance

20.	Staff Comment: Please consider supplementally disclosing the proposed broad measure of market performance to be used by the Fund.

Response:  The Trust responds by respectfully declining to supplementally disclose to the Staff the proposed broad measure of market performance to be used by the Fund.  The Trust does confirm supplementally that the Fund will include an appropriate broad-based securities market index against which the Fund will be measured when the Fund has a full calendar year of performance.

Summary Section – Purchase and Sale of Fund Shares

21.
Staff Comment: The disclosure indicates a minimum investment level for certain Institutional Class investors is $0 as shown on page 24 of the Prospectus and $1,000,000 for all others. Please consider disclosing the types of and minimums for such other investors.

Response:  The Trust responds by respectfully declining to make any revisions associated with this comment. As disclosed in the Summary Section on page 6 and in the “Minimum Investment Amounts” section beginning on page 24 of the Prospectus, the minimum investment for Institutional Class shares is $1,000,000 for all investors not considered qualifying institutional investors to whom Institutional Class shares are offered without any minimum initial investment.

Temporary Strategies

22.	Staff Comment: Please revise the disclosure to indicate that temporary defensive positions taken may be or are inconsistent with the Fund’s principal investment strategies.

Response:  The Trust responds by revising the “Temporary Strategies; Cash or Similar Investments” disclosure on page 9 of the Prospectus as follows (changes shown in underline):

“Temporary Strategies; Cash or Similar Investments.  For temporary defensive purposes, up to 100% of the Fund’s total assets may be invested in high-quality, short-term debt securities and money market instruments.  For longer periods of time, the Fund may hold a substantial cash position.  These short-term debt securities and money market instruments include shares of corporate and government money market mutual funds and U.S. Government securities.  Taking a temporary defensive position in cash or holding a large cash position for an extended period of time may result in the Fund not achieving its investment objective and may be or are inconsistent with the Fund’s principal investment strategies.  Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market funds’ management fees and operational expenses.”

Management

23.	Staff Comment: Please disclose the management fee as a percentage of average daily net assets.

Response:  The Trust responds by adding the following disclosure to the “Management of the Fund” section of the Prospectus:

“The Fund compensates the Adviser for its services at the annual rate of 1.75% of its average daily net assets.”

Annual Report

24.	Staff Comment: Please supplementally confirm the date of the next semi-annual report will be August 31, 2015.

Response:  The Trust responds by supplementally confirming the Fund’s next semi-annual report to shareholders will be dated August 31, 2015.

Prior Performance – No Action Letters

25.
Staff Comment: Please supplementally state the no-action letters the Fund relies on and why such reliances are appropriate.  In particular, please explain why the Long/Short Credit Account, a sleeve of an existing open-end mutual fund, may be used as prior performance of the Fund.

Response:  The Trust responds by stating supplementally that the prior performance information of similar accounts managed by the Sub-Adviser is presented in accordance with published no-action letters, notably Growth Stock Outlook Trust, Inc. (Apr. 15, 1986) and Nicholas-Applegate Mutual Funds (Aug. 6, 1996 and Feb. 7, 1997), which permit the inclusion of performance information of private accounts managed by a registered investment company’s investment adviser, subject to certain conditions.  The Trust further responds by noting that the Prior Performance of the Sub-Adviser’s Similar Accounts section of the Prospectus includes clear disclosure so that the information presented is not misleading, and does not obscure or impede understanding of other information in the Prospectus.  For example, for each of the Prior Accounts for which performance is presented disclosure (as revised in response to Staff Comment 29 below) is included that “[t]he performance data set forth below represents the historical performance information for the [Prior Account] and is not the performance results of the Fund.  This performance data should not be considered indicative of the Fund’s future performance.”  The prior performance presented also describes the methods used to calculate such performance.

With respect to the appropriateness of including the performance of the Long/Short Credit Account, a sleeve of an existing open-end mutual fund, the Trust responds by supplementally stating the Long/Short Credit Account performance presented is the performance of an account managed by the Sub-Adviser with substantially similar objectives, policies and strategies to those of the Fund.  From a performance, accounting and recordkeeping perspective, the Sub-Adviser treats the Long/Short Credit Account as it would a separately managed account, or composite thereof, the prior performance for which would otherwise be permitted to be presented as the prior performance of the Sub-Adviser, in reliance on the aforementioned no-action letters.

26.
Staff Comment: Please supplementally confirm the Sub-Adviser does not currently manage any other accounts or funds substantially similar to the Collins Long/Short Credit Fund. If it does, please include such funds or accounts in Prior Performance.  If any were excluded, please explain why and why that exclusion would not cause the prior performance presentation to be misleading.

Response:  The Trust responds by confirming supplementally that, except for the Long/Short Credit Account, the Sub-Adviser does not currently manage any other accounts or funds substantially similar to the Collins Long/Short Credit Fund.

Prior Performance – Substantially Similar

27.
Staff Comment: The Staff notes the 2012 Collins Alternative Solutions Fund employed, among other strategies, a long/short credit strategy sub-advised by Pinebank.  However, the Collins Alternative Solutions Fund appears to have an investment objective of long-term capital appreciation through absolute returns while maintaining a low correlation over time with major equity and bond markets, which is not substantially similar to the Fund.  Please explain why it is appropriate to make a representation that the account and the Fund are substantially similar.

Response:  The Trust responds by acknowledging that the investment objective of the Collins Alternative Solutions Fund has an investment objective of long-term capital appreciation through absolute returns while maintaining a low correlation over time with major equity and bond markets, which is not substantially similar to the Fund.  However, as the Staff notes, the Collins Alternative Solutions Fund, as a multi-strategy, multi-managed fund, employs a number of strategies in addition to the long/short credit strategy sub-advised by Pinebank.  Accordingly, the Trust confirms supplementally that the account managed by Pinebank for the Collins Alternative Solutions Fund has an investment mandate/objective substantially similar to the investment objective of the Fund.

Prior Performance – Composite Presentation

28.
Staff Comment: Please supplementally explain why the Long/Short Credit Account and the Pinebank Catalyst Fund (together, the “Prior Accounts”), are not presented as a composite of the historical performance of the Prior Accounts.

Response:  The Trust responds by explaining supplementally that the Prior Accounts are not presented as a composite of the historical performance of the Prior Accounts due to the minimal period of overlap of the Prior Accounts, and the slight, but distinct, differences in the investment limitations, diversification requirements and other restrictions of each Prior Account.  In addition, there is a difference in the fee structure for each account.

Prior Performance – Performance

29.
Staff Comment: The Staff notes that the Prior Accounts should have similar strategies, policies and risks.  During the period of performance overlap, the change in performance is not consistent between the two.  Please explain the reason for the difference in performance trends.

Response:  The Trust responds by stating supplementally that during the period of overlap (May 2012 to December 2012), the difference in performance trends is due to a slight difference in the portfolio as it was being implemented and scaled in the Long/Short Credit Account, minor differences in pricing sources and the differences in fee structure mentioned in the response to Comment 28, above.  Given the low absolute return for the period these differences can appear magnified.

30.
Staff Comment: On page 17 in the paragraph below the caption “Prior Performance of the Sub-Adviser’s Similar Accounts,” please replace “similar managed” with “substantially similarly managed.”  Please also replace “similar objectives and strategies” with “substantially similar objectives, policies and strategies.”  If the registrant cannot make such representations, please explain why.  The Staff may have additional comments.

Response:  The Trust responds by making the requested revisions.

Prior Performance – Records

31.
Staff Comment: Please supplementally confirm the Sub-Adviser has records to support the calculation of prior performance of the Prior Accounts as required by Section 204-2(a)(16) of the Investment Advisers Act of 1940 (the “Advisers Act”).

Response:  The Trust responds by supplementally confirming the Sub-Adviser has records to support the calculation of prior performance of the Prior Accounts as required by Section 204-2(a)(16) of the Advisers Act.

Prior Performance – Historical Data

32.	Staff Comment: Please revise the disclosure in the first sentence of the fourth paragraph to clarify “the data represents the historical performance information” for each Prior Account.

Response:  The Trust responds by making the requested revisions for each Prior Account.

Prior Performance – Calculation Method

33.
Staff Comment: For the Long/Short Credit Account, please disclose the performance calculation method used.  For each Prior Account, please also disclose how the performance calculation method used differs from the SEC’s method.

Response:  The Trust responds by revising applicable disclosure as follows:

“The Long/Short Credit Account returns are calculated by the administrator of the open-end mutual fund for which the Long/Short Credit Account is managed, using the net asset value of the account managed by the Sub-Adviser.”

The Trust further responds by adding the following disclosure to each Prior Account’s performance presentation:

“The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges.”

Prior Performance – Management

34.
Staff Comment: Please supplementally confirm Mr. Cohen was primarily responsible for each Prior Account for the period during which prior performance is shown in the Prospectus.  For the Long/Short Credit Account, please supplementally confirm Mr. Cohen is the person identified in the open-end fund’s prospectus as the person primarily responsible for that account.  Please also supplementally state whether Mr. Cohen has the same degree of discretion in advising the Fund as he had advising each Prior Account and discuss any differences.

Response:  The Trust responds by confirming supplementally that Mr. Cohen was primarily responsible for each Prior Account for the period during which prior performance is shown in the Prospectus.  The Trust also confirms supplementally that Mr. Cohen is the person identified in the open-end fund’s prospectus as the person primarily responsible for that account.  The Trust further confirms supplementally that Mr. Cohen has the same degree of discretion in advising the Fund as he has advising the Long/Short Credit Account, and that he had a slightly greater degree of discretion in portfolio construction of the Catalyst Fund, as it was not a sub-advised account.

Prior Performance – Expenses – Long/Short Credit Account

35.
Staff Comment: Please revise the prior performance returns to reflect either all of its own actual fees (i.e., the actual fees and expenses of the open-end fund) or adjust the returns to reflect the fees and expenses of the Fund as listed in the Fee Table.  The Long/Short Credit Account states returns are net of fees, but the narrative suggests no deduction of fees.  Please reconcile.

Response:  The Trust responds by revising the Total Returns table to clarify that returns do not reflect the deduction of investment advisory fees or other operating expenses of the open-end mutual fund:

Long/Short Credit Account - Total Returns for the Periods Ended December 31, 2013:

	One Year	Since Inception (4/30/2012)
Long/Short Credit Account	4.32%	4.70%
(reflects no deduction for fees, expenses, or taxes)
Barclays Capital U.S. Aggregate Bond Index	(2.02%)	0.41%
(reflects no deduction for fees, expenses, or taxes)

Prior Performance – Expenses – Catalyst Fund

36.
Staff Comment: In third sentence in the penultimate paragraph on page 18, please clarify whether the use of the Fund’s expense structure would have lowered or increased the performance of the Catalyst Fund.

Response:  The Trust responds by revising the applicable disclosure to clarify that, if the Catalyst Fund had been subject to the same fees and expenses as the Fund, the performance of the Catalyst Fund would have been generally lower.

Prior Performance – Effect of the 1940 Act on the Long/Short Credit Account

37.
Staff Comment: The disclosure states the Long/Short Credit Account is managed according to the investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Code.  It is the Staff’s understanding the Long/Short Credit Account is a portion of a fund and that portions of a multi-managed mutual fund are not subject to the investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Code.  Rather, it is the registered investment company that is subject to the investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Code.  Please address this issue.

Response:  The Trust responds by revising the applicable disclosure as follows (changes shown in underline):

“When available, the Fund’s average annual total return that will be disclosed in the Prospectus will be computed using the standard formula set forth in rules promulgated by the SEC, which differs in certain respects from the methods used to compute total return for the Long/Short Credit Account.  The performance returns of the Long/Short Credit Account would have been lower had they been calculated using the standard formula promulgated by the SEC.  The Long/Short Credit Account is not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Code.  If applicable, such limitations, requirements and restrictions might have adversely affected the performance returns of the Long/Short Credit Account.”

Prior Performance – Index Returns

38.	Staff Comment: The 2012 returns for the Barclays Capital U.S. Aggregate Bond Index were 2.76% and 4.21%. Please revise the disclosure to explain this discrepancy in the Long/Short Credit Account.

Response:  The Trust responds by respectfully declining to make any revisions associated with this comment, as the Barclays Capital U.S. Aggregate Bond Index returns referenced by each Prior Account cover different time periods.  The 2012 index returns are for the period from May 2012 to December 2012 for the Long/Short Credit Account, and for January 2012 to December 2012 for the Catalyst Fund.

Prior Performance – Long/Short Credit Account – General

39.
Staff Comment: In a recent phone conversation with the Staff, you indicated the Long/Short Credit Account is a sleeve of a registered open-end fund.  Please revise the disclosure to make this information clear.  Please also disclose the name of the Fund, the type of Fund and various strategies employed by its sub-advisers.  In addition, please provide the Staff with the SEC file numbers for the Fund.

Response:  The Trust responds by revising the applicable disclosure under the caption Related Performance of the Long/Short Credit Account beginning on page 17 as follows:

“The Long/Short Credit Account performance shown is the performance of the Sub-Adviser’s fully discretionary private account managed for the Collins Alternative Solutions Fund, a separate open-end mutual fund and series of the Trust that employs a number of investment strategies, including a long/short credit strategy sub-advised by the Sub-Adviser.  The Long/Short Credit Account uses investment policies and strategies that are substantially similar to the investment policies and strategies that the Sub-Adviser uses to manage the Fund.  During all periods shown in the tables below, the Long/Short Credit Account was managed by Mr. Cohen.  The performance of the Fund may not correspond with the performance of the Long/Short Credit Account.”

The file numbers for the Collins Alternative Solutions Fund are:
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401

Share Price

40.	Staff Comment: Please consider disclosing the pricing sources used for forward currency contracts.

Response:  The Trust responds by revising the applicable disclosure as follows:

“Forward currency contracts are valued at the mean between the bid and asked prices by an approved pricing service.”

Fair Value Pricing of Investment Companies

41.
Staff Comment: If significant, please include the disclosure of pricing the NAV of any open-end investment company in which the Fund invests and that the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing.  Please see the instruction to Item 11(a)(1) of Form N-1A.

Response:  The Trust responds by supplementally confirming that the Fund does not expect its portfolio to include a significant amount of investments in other investment companies.  Accordingly, the Trust respectfully declines to make any revisions associated with this comment.

42.
Staff Comment: Please include disclosure of the effect on the Fund’s NAV relating to portfolio securities that are primarily traded on foreign exchanges, that trade on weekends or other days when the Fund does not price its shares.  Please see Instruction 2 to Item 11(a)(3) of Form N-1A.

Response:  The Trust responds by adding the following disclosure to the last paragraph under the caption “Share Price”:

“In the event the Fund holds portfolio securities that trade in foreign markets or that are primarily listed on foreign exchanges, that trade on weekends or other days when the Fund does not price its shares, the Fund’s NAV may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.”

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies, Strategies and Associated Risks - Borrowing

43.	Staff Comment: Please clarify, with respect to the Fund’s borrowing policies, that if the Fund’s asset coverage falls below 300%, the Fund must reduce the amount borrowed within 3 business days.

Response:  The Trust responds by revising the applicable disclosure as follows:

“If such asset coverage should decline to less than 300% due to market fluctuations or other reasons, the Fund is required to reduce the Fund’s debt and restore the 300% asset coverage within three business days, and may be required to dispose of some of its portfolio holdings, even though it may be disadvantageous from an investment standpoint to dispose of assets at that time.”

44.	Staff Comment: In the second paragraph, please consider including reverse repurchase agreements in the list of securities deemed to be borrowings.

Response:  The Trust responds by making the suggested revision:

“The Fund may also be deemed to be borrowing when entering into certain derivative transactions such as certain options, forwards, swap transactions or reverse repurchase agreements.  This type of borrowing is generally referred to as economic leverage.”

Investment Policies, Strategies and Associated Risks – Illiquid Securities

45.
Staff Comment: Please revise the first sentence regarding the percentage of illiquid securities to indicate that this policy should not be limited to time of purchase of such securities.  In addition, please discuss any corrective measures that will be implemented to maintain the required 15% threshold on investments in illiquid securities. Please make corresponding changes to page 27.

Response:  The Trust responds by supplementally stating that the first sentence of under the caption “Illiquid Securities” on page 24 of the Prospectus states that “the Fund is limited by its restrictions to investing only up to 15% of its net assets in securities that are illiquid at the time of purchase.” In other words, the Fund is testing the liquidity of securities at the time of purchase.  Accordingly, the Trust declines to make the suggested change to this paragraph.  The Trust also responds by revising the non-fundamental investment restriction on page 27 to remove any reference that the 15% restriction on investments in illiquid securities is computed only at the time of investment.

Fundamental Investment Restrictions

46.
Staff Comment: With respect to Fundamental Investment Restriction 7, please provide adjacent narrative disclosure to indicate the Fund will look through to the securities held by other investment companies in which the Fund invests, for purposes of determining whether the Fund is concentrated in a particular industry.

Response:  The Trust responds by confirming supplementally that it looks through, on a best efforts basis, to the underlying portfolio securities held by other investment companies for purposes of determining whether the Fund is concentrated in a particular industry.  However, the Fund respectfully declines to make any revisions associated with this comment.

Portfolio Manager Compensation

47.
Staff Comment: If retirement or other compensation plans are based on something other than firm profitability or fixed salary, please describe such compensation.  If based on performance, please identify any performance benchmarks and related measurement periods in Portfolio Manager Compensation.

Response:  The Trust responds by confirming supplementally that the retirement plans and other compensation of the Portfolio Managers is based on firm profitability or fixed salary, and not on performance.

Distribution Plan

48.
Staff Comment: The disclosure indicates no one other than the Adviser has a direct or indirect interest in the Plan.  Please review Section 2 of the 1940 Act to determine whether any Fund officers or Fund services providers have a direct or indirect interest in the Distribution Plan.  We note the disclosure on page 37 of the SAI states the Distributor, Administrator and Custodian are affiliated companies, and that certain officers of the Distributor are officers of the Trust.

Response:  The Trust responds by revising the last sentence of the fifth paragraph under the caption “Rule 12b-1 Distribution Plan” as follows:

“With the exception of the Adviser and the Distributor, in its capacity as the Fund’s principal underwriter, no “interested person” of the Fund, as defined in the 1940 Act, and no Qualified Trustee of the Fund has or had a direct or indirect financial interest in the Distribution Plan or any related agreement.”

Portfolio Holdings Information

49.
Staff Comment: In the discussion of the Fund’s portfolio holdings on page 43 of the SAI, please clarify whether the Trust’s policies include restrictions prohibiting trading on information about portfolio holdings.

Response:  The Trust responds by adding the following disclosure:

“The Trust’s Code of Ethics includes restrictions prohibiting trading on material non-public information, which may include information about portfolio holdings.”

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers